December 10, 2021

Attorney Stacey Gorman

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Re: Fernhill Corp

Amendment No. 3 to Offering Statement on Form 1-A Filed November 22, 2021

File No. 024-11630

Dear Ms. Gorman:

In response to your letter dated December 6, 2021, the following information is hereby submitted on behalf of Fernhill Corp. (the "Company").  For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Amendment No. 3 to Offering Statement on Form 1-A

Financial Statements, page F-1

1.Please tell us how you determined that it was not necessary to include financial statements of Qandlestick LLC pursuant to Rule 8-04 of Regulation S-X.

Response: We acknowledge that, in accordance with Rule 8-04 of Regulation S-X, Part F/S(b)(7)(iii) on the prior Form 1-A required financial statements of businesses acquired or that would be required.

However, the most current Form 1-A (OMB No. 3235-0286, effective through September 30, 2024) contains the following instructions/guidance:

•In relation to Tier I offerings, Part F/S(b)(1) reads “The financial statements prepared pursuant to this paragraph (b), including (b)(7), need not be prepared in accordance with Regulation S-X.”.

•Part F/S(b)(7) clarifies the financial statements of and disclosures about other entities that are required to be included. The only entities mentioned are (i) financial statements of and disclosures about guarantors and issuers of guaranteed securities, and (ii) financial statements of and disclosures about affiliates whose securities collateralize on issuance.  Because the securities being offered by the Company are not guaranteed securities or asset-backed securities, the requirement to include financial statements for Qandlestick LLC does not apply.

In summary, pursuant to the guidance and instructions published by the Securities and Exchange Commission in the current version of the Form 1-A, companies submitting a Tier 1 Regulation A filing are not required to include the financial statements of entities acquired or to be acquired. As such, the Company did not include the financial statements for Qandlestick LLC in Amendment No. 3 to its Form 1-A filing.

Based on a telephone conversation between our securities counsel and the Commission occurring on December 10, 2021, we have been informed the Commission may have erred in removing the requirement to include financials statements of acquired entities. As such, we request an expedited review of and response to this correspondence as said error was beyond the control of the Company and has unreasonably delayed our ability to obtain qualification of our Regulation A offering.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

FERNHILL CORP.

/s/Marc Lasky

Marc Lasky

CEO